Exhibit 8.1

Name of Subsidiary	Jurisdiction of Incorporation
Mining Investments (Jersey) Limited	Jersey, Channel Islands
Morila Limited	Jersey, Channel Islands
Société des Mines de Morila SA	Republic of Mali
Randgold Resources (Côte d'Ivoire) Limited	Jersey, Channel Islands
Randgold Resources Côte d'Ivoire SARL	Côte d'Ivoire
Randgold Resources (Mali) Limited	Jersey, Channel Islands
Randgold Resources Mali Limited SARL	Republic of Mali
Randgold Resources (Senegal) Limited	Jersey, Channel Islands
Randgold Resources (Somilo) Limited	Jersey, Channel Islands
Société des Mines de Loulo SA	Republic of Mali
Randgold Resources Tanzania (T) Limited	Tanzania
Seven Bridges Trading 14 (Proprietary) Limited	Republic of South Africa
Randgold Resources (Burkina) Limited	Jersey, Channel Islands